Mail Stop 3561

February 6, 2008

By U.S. Mail and facsimile to (918) 573-5942

Steven J. Malcolm
Chairman, President and Chief Executive Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

      Re: **The Williams Companies, Inc.**
            Definitive 14A
            Filed April 10, 2007
            File No. 1-4174

Dear Mr. Malcolm:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

                    Sincerely,

                    Ellie Quarles
                    Special Counsel

cc: James J. Bender (via facsimile to (918) 573-5942)
        Senior Vice President and General Counsel